



VIP FILM AND TV SUMMIT



Ron Newcomb

Business Analyst and Marketer with a Filmmaking Entrepreneur Background.

Bealeton, Virginia

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The Forge Studios



George Mason University

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500+ connections

A proven executive that breaks down barriers for teammates and focuses on being on time and budget. An executive manager with extensive experience in developing managers to drive performance through active leadership. Confident, visionary leader with strong business acumen an...



The Forge Studios Film Reel



The Forge Studios Commercial Reel

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Articles & activity

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Filmmaking as a Business

Ron Newcomb
Published on LinkedIn

Indie filmmaking is very hard work and even harder to make it into a business. I'm writing a book on this very topic, well maybe. Everything I learned about filmmaking will be in these pages! I've alsc ...see more

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I'm gearing up to change filmmaking in the Mid-Atlantic...
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Closing in on 20% funded...
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What the world needs are more excuses to come together and...
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Experience



The Forge Studios

President

The Forge Studios

Mar 2014 – Present · 4 yrs 8 mos

Woodbridge, VA.

The Forge Studios develops, produces, and collaborates to create high quality, innovative entertaining content that is meaningful.
Selected accomplishments:
• Director & Producer

• Investors Development & Relations
• Complete Film Life Cycle
• Speaker/Teacher on Film & Business
• Web 2.0 with a Push/Pull Marketing Strategy... See more



Made in the USA LLC

Co Owner

Made in the USA LLC
Jan 2012 – Present · 6 yrs 10 mos

Produced a documentary, www.USA30Days.com
We have all seen the "Made in the USA" brand. Does this brand really mean anything to people nowadays? This feature documentary, "Made in the USA: The 30 Day Journey", is an epic journey into the heart and soul of America. After witnessing the tragic effects caus... See more



Opening Act Productions

Owner, CEO

Opening Act Productions
Apr 2008 – Oct 2015 · 7 yrs 7 mos
Arlington, VA

OAP produces theatrical motion pictures projects. Develops, produces and partners to create high quality, innovative entertainment content that is meaningful. We have recently released; "Rise of the Fellowship" as well as "Made in the USA:The 30 Day Journey".
Selected accomplishments:... See more



Time Warner Cable Business Class (Turning Point)

Digital Marketing Website Operations Manager

Time Warner Cable Business Class (Turning Point)
Feb 2015 – Sep 2015 · 8 mos
Herndon, VA.

I managed new web page requests through design, implantation, testing and go live as well as identifying needs and evaluate alternative solutions with internal business owners. Additionally, I develop and manage timelines to ensure projects are implemented on time and with quality.
Selected accomplishments:... See more



A T&T

System Administrator

AT&T

May 2014 – Jan 2015 · 9 mos

Northern Virgina Area

AT&T Government solutions supported the G6 USMC at Quantico, VA, with IT support.
Selected accomplishments:
• I self-initiated into taking on the Call Center Support Lead and was promptly promoted to Manager.... See more

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Education



George Mason University

George Mason University

Bachelor of Science, Administration of Justice

1999 – 2001



Capital Bible Seminary

Capital Bible Seminary

Masters Degree, Counseling

2001 – 2006



Strayer University

Strayer University

Post-Work, Computer Technology/Computer Systems Technology

2001 – 2002

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Volunteer Experience



Chapel Springs Church

As Needded

Chapel Springs Church

Living Faith Church



Teaching Volunteer

Living Faith Church



